Mail Stop 6010

									May 1, 2006


Bradford S. Goodwin
Chief Executive Officer
Novacea, Inc.
601 Gateway Boulevard - Suite 800
South San Francisco, California  94080


Re:  	Novacea, Inc.
Amendment No. 2 to Form S-1 Registration Statement
	File No. 333-131741


Dear Mr. Goodwin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary - page 1

1. The first footnote to the table on page one now indicates that you expect to commence a "registration trial" in the second half of 2006.
Please revise to explain what a registration trial is.



Use of Proceeds - page 30

2. We note your response to comment 1 and your revised disclosure. However, we are reissuing our prior comment in part. It is unclear from your disclosure whether you expect to complete your Phase 3 clinical trial of DN-101, registration trial of vinorelbine oral and
Phase I/II clinical trial of AQ4N using these proceeds and your cash, cash equivalents and marketable securities. Please clarify that you expect to complete each these clinical trial phases or disclose the estimated amounts you will need to complete each of these phases. To the extent that the amounts required may change based on variables that are currently unknown, provide your current estimates and explain the unknown variables and how these variables will affect your estimate.

Research and Development Expenses - page 35

3. Please revise to discuss the risks relating to the timing and results of the clinical trials rather than cross referencing to the risk factor discussion.

Obligations and Commitments - page 42

4. We note your response to comment 3. However, we are reissuing the comment in part. The revised disclosure does not disclose the aggregate amount of potential milestone payments and the amounts paid to date for each agreement, including agreements where you may be required to make milestone payments and agreements where you may be entitled to receive milestone payments. In addition, you have not disclosed any quantitative information regarding the payments you have received, or are entitled to receive, from Aventis. Please revise as we previously requested.





*	*	*	*	*




As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Vanessa Robertson at 202-551-3649 or Lisa
Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K.
Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Alan C. Mendelson, Esq.
	Latham & Watkins LLP
	135 Commonwealth Drive
	Menlo Park, CA  94025





Bradford S. Goodwin
Novacea, Inc.
May 1, 2006
Page 3